UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VinCompass Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

92733Q103
(CUSIP Number)

Law Offices of Luke C. Zouvas

2907 Shelter Island Drive, Suite 105

Tel: 619.300.6971

email: lzouvas@zouvaslaw.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or
240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

SCHEDULE 13D

CUSIP No. 92733Q103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter Lachapelle

IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 Preferred Shares (100,000,000 common voting ), 18,000,000 common shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NIL
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 Preferred Shares (10,000,000 common shares)
WITH	10	SHARED DISPOSITIVE POWER

		Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 52.26% based on 53,568,750 fully diluted common shares outstanding; and
Approximately 82.19% of the Issuer, based on a fully diluted voting ratio of 143,568,750 common shares outstanding.
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer

This Statement relates to common shares with par value of $0.001, of VinCompass Corp. (the “Issuer”) and preferred shares with a par value of $0.001 of VinCompass Corp. The principal executive offices of the Issuer are located at 795 Folsom Street, 1st Floor, San Francisco CA 94107. This Schedule 13D relates to the Issuer’s fully diluted voting and ownership of its Common Stock, $0.001 par value (the “Shares”).

Item 2. Identity and Background

(a)	Name: Peter Lachapelle

(b)	Residence or business address: 795 Folsom Street, 1st Floor. San Francisco, CA 94107

(c)	Principal Occupation or Employment: CEO of VinCompass Corp.

(d)	During the last five years Peter Lachapelle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Peter Lachapelle was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Peter Lachapelle is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Lachapelle acquired 1,000,000 preferred shares pursuant to a private transaction with the previous holder in exchange for valuable consideration. Mr. Lachapelle acquired the 18,000,000 common shares pursuant to the Share Exchange Agreement with VinCompass Corp. and Tiger Jiujiang Mining, Inc. on January 14, 2016.

Item 4. Purpose of Transaction

Peter Lachapelle acquired the preferred shares of the Company for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Peter Lachapelle has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of preferred shares of the Issuer beneficially owned by Peter Lachapelle is 1,000,000 preferred shares and 18,000,000 common shares. The Preferred Shares carry a two-fold percentage factor, voting and conversion. On a voting percentage, Mr. Lachapelle has an aggregate voting percentage of 82.19% of the Issuer, based on a fully diluted voting ratio of 143,568,750 common shares outstanding as of the Issuers most recently available filing with the OTC Markets on June 20, 2016. On a conversion percentage, Mr. Lachapelle has a conversion percentage of 52.26% of the Issuer, based on 53,568,750 common shares outstanding as of the Issuers most recently available filing with the OTC Markets on June 20, 2016.

Peter Lachapelle has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 18,000,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Peter Lachapelle has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Peter Lachapelle, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of preferred stock and the 18,000,000 common shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016	/s/ Peter Lachapelle
Name: Peter Lachapelle

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).